AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 21, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

TEMPLETON DRAGON FUND, INC.
(Name of Subject Company)

TEMPLETON DRAGON FUND, INC.
(Name of Filing Person (Issuer))

COMMON SHARES, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

88018T101
(CUSIP Number of Class of Securities)

Alison E. Baur
One Franklin Parkway
San Mateo, CA  94403-1906
(954) 527-7500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION $83,580,743.57 (a)	AMOUNT OF FILING FEE: $12,366.52 (b)

(a)
Pursuant to Rule 0‑11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 8,451,035 Common Shares of Templeton Dragon Fund, Inc. by $9.89, 98% of the Net Asset Value per share of $10.09 as of the close of ordinary trading on the New York Stock Exchange on November 6, 2023.

(b)	Calculated as $147.96 per $1,000,000 of the Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.

/X/ issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

EXPLANATORY NOTE

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on November 21, 2023, by Templeton Dragon Fund, Inc., a Maryland corporation (the “Fund”), relating to an offer to purchase for cash up to 8,451,035 shares of its issued and outstanding common shares, $0.01 par value per share, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 12.  EXHIBITS.

(a)(5)(iii)	Press Release dated December 21, 2023

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEMPLETON DRAGON FUND, INC.

/s/ Alison E. Baur Alison E. Baur Vice President and Assistant Secretary

December 21, 2023